Q1 2016	First Quarter Report
for the three months ended June 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2015 and our audited consolidated financial statements and accompanying notes, MD&A and Annual Report on Form 20-F for the fiscal year ended March 31, 2015. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2016, we mean our fiscal year ended March 31, 2016. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. Certain amounts in our MD&A may not add up due to rounding. All percentages, however, have been calculated using unrounded amounts. is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response®, SMART Notebook®, SMART Notebook Advantage™, SMART Meeting Pro®, kapp®, kapp iQ™, LightRaise®, SMART Table®, SMART Podium™, SMART Exchange®, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in the United States of America (the “United States”) and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America.

	Period End Rate	Period Average Rate
Year-ended March 31, 2015	1.2677	1.1387
Monthly Fiscal 2016
April	1.2013	1.2366
May	1.2449	1.2176
June	1.2389	1.2339
Monthly Fiscal 2015
April	1.0943	1.0995
May	1.0846	1.0894
June	1.0665	1.0833

This MD&A includes forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. These risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales to the education market that is in decline;

•	sales of our new products may not be sufficient to offset the decline in the education market;

•	our ability to successfully manufacture, distribute and market kapp;

•	competition in our industry;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	our substantial debt could adversely affect our financial condition;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us; and

•	our ability to manage, defend and settle litigation.

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include large-format interactive displays, collaboration software and services that enable highly-interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use while focused on freeing people from their desks and computer screens to make collaboration and learning digitally more natural and engaging. We introduced the world’s first interactive whiteboard in 1991, and we remain the global leader in the interactive display market with over 3.1 million interactive displays shipped to date. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. In the education market, we have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 69 million students and teachers based on an assumed average classroom size of 24 students. In the enterprise market, we have improved the way people work and collaborate worldwide, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture board, the kapp iQ multi-way whiteboard, and LightRaise interactive projectors. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform and are augmented with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. kapp iQ is an ultra HD display with a built-in whiteboard that enables multi-way inking between any combination of devices from anywhere in the world. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

Reportable Segments

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discreet financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. The Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment. For more information about changes in our segment reporting, please see “Note 12 – Segment Disclosure” in our interim financial statements.

Highlights

•

Revenue decreased by $39 million from $138 million in the first quarter of fiscal 2015 to $99 million in the first quarter of fiscal 2016. Adjusted Revenue decreased by $25 million from $123 million in the first quarter of fiscal 2015 to $98 million in the first quarter of fiscal 2016. Gross margin percentage was 46% in the first quarter of fiscal 2015 compared to 37% in the first quarter of fiscal 2016. Adjusted Gross Margin percentage was 39% in the first quarter of fiscal 2015 compared to 36% in the first quarter of fiscal 2016. Adjusted EBITDA decreased by $9 million from $10 million in the first quarter of fiscal 2015 to $1 million in the first quarter of fiscal 2016.

Results of Operations

Revenue

	Three months ended June 30,
	2015	2014	Change
Revenue	$98.7	$137.5	(28.2)%
Adjusted Revenue(1)	$97.7	$122.8	(20.4)%
Revenue by geographic location
North America	$71.9	$86.7	(17.1)%
Europe, Middle East and Africa	24.6	32.6	(24.5)%
Rest of World	2.2	18.1	(88.1)%

	$98.7	$137.5	(28.2)%

Adjusted Revenue(1) by geographic location
North America	$71.2	$77.4	(8.1)%
Europe, Middle East and Africa	24.4	28.6	(15.0)%
Rest of World	2.2	16.7	(86.8)%

	$97.7	$122.8	(20.4)%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Revenue decreased by $39 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and effectively, the revenue deferral period, for previously sold software to end at March 31, 2015. Therefore, the accelerated revenue recognition due to this change in accounting estimate resulted in a positive impact of $15 million in the first quarter of fiscal 2015. Adjusted Revenue decreased by $25 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015. The decrease in revenue was primarily due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by strong period-over-period increases in revenue from interactive flat panels.

Revenue in North America and EMEA was negatively impacted by declines in our education and enterprise solutions. The decrease in revenue in Rest of World was largely due to declines in our education solutions and sales from our NextWindow operations in the prior-year period.

Revenue was negatively impacted by foreign exchange movements of approximately $3 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro.

Gross Margin

	Three months ended June 30,
	2015	2014	Change
Gross margin	$36.3	$62.9	(42.4)%
Gross margin percentage	36.7%	45.7%	(9.0	)pt
Adjusted Gross Margin (1)	$35.2	$48.1	(26.8)%
Adjusted Gross Margin percentage(1)	36.1%	39.2%	(3.1	)pt

(1)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

Gross margin decreased by $27 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015. The change in deferred revenue had a positive impact of $15 million in the first quarter of fiscal 2015, primarily due to the change in accounting estimate as discussed previously. Adjusted Gross Margin decreased by $13 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015 due to lower Adjusted Revenue as discussed previously. The decrease in period-over-period Adjusted Gross Margin percentage was due to the shift in product mix from interactive whiteboards to interactive flat panels and kapp which both carry a lower gross margin percentage.

Gross margin was negatively impacted by foreign exchange movements of approximately $2 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expense

	Three months ended June 30,
	2015	2014(1)	Change
Selling, marketing and administration	$24.8	$28.0	(11.6)%
As a percent of revenue	25.1%	20.4%	4.7pt
As a percent of Adjusted Revenue (2)	25.4%	22.8%	2.6pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

As the majority of our selling, marketing and administration expenses were incurred in Canadian dollars, these expenses were positively impacted by foreign exchange movements of approximately $3 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange effect, our selling, marketing and administration expenses remained flat in the first quarter of fiscal 2016 compared to the same period in fiscal 2015.

Research and Development Expenses

	Three months ended June 30,
	2015	2014(1)	Change
Research and development	$11.1	$12.8	(12.7)%
As a percent of revenue	11.3%	9.3%	2.0pt
As a percent of Adjusted Revenue (2)	11.4%	10.4%	1.0pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Research and development remains a core focus and we continue to invest in product innovation and new technologies. Research and development expenses were positively impacted by foreign exchange movements of approximately $1 million in the first quarter of fiscal 2016 compared to the same period in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar.

Depreciation and Amortization

	Three months ended June 30,
	2015	2014	Change
Depreciation and amortization	$2.5	$3.1	(19.8)%

The decrease in depreciation and amortization of property and equipment in the first quarter of fiscal 2016 compared to the same period in fiscal 2015 was due to decreases in period-over-period capital expenditures.

Restructuring Costs

	Three months ended June 30,
	2015	2014	Change
Restructuring costs	$0.2	$2.3	(90.8)%

In the first quarter of fiscal 2016, we recorded additional restructuring costs as a result of a revised estimate of the future sublease rentals related to the fiscal 2013 December restructuring plan. In the first quarter of fiscal 2015, we incurred $2 million in employee termination and other restructuring costs related to the fiscal 2015 restructuring plan.

Non-Operating Expenses (Income)

	Three months ended June 30,
	2015	2014	Change
Interest expense	$4.7	$5.1	(7.5)%
Foreign exchange gain	$(2.0)	$(4.6)	(57.2)%
Other income	$(0.1)	$(0.6)	(78.0)%

	$2.6	$(0.1)	N/A

Foreign Exchange Gain

In the first quarter of fiscal 2016, the change in foreign exchange gain was primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From March 31, 2015 to June 30, 2015, the U.S dollar weakened by 2.3% against the Canadian dollar from CDN$1.2677 to CDN$1.2389 compared to 3.6% weakening against the Canadian dollar from CDN$1.1060 to CDN$1.0665 for the same period last year.

Income Tax (Recovery) Expense

	Three months ended June 30,
	2015	2014	Change
Income tax (recovery) expense	$(2.7)	$4.7	N/A
Effective tax rate	55.5%	27.8%	27.8pt

The decrease in income tax expense in the first quarter of fiscal 2016 compared to the same period in fiscal 2015 was due to the decrease in income, unrealized foreign exchange losses, the decrease in valuation allowance and reduction in SR&ED tax credits. The investment tax credits included in the tax provision did not change significantly in the first quarter of fiscal 2016 compared to the first quarter of fiscal 2015.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We have not provided for deferred income taxes on the difference between the carrying value of substantially all of its foreign subsidiaries and their corresponding tax basis as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such these investments are not anticipated to give rise to income taxes in the foreseeable future. If such earnings are remitted, in the form of dividends or otherwise, we may be subject to income taxes and foreign withholding taxes.

Non-GAAP measures

As used in this MD&A, “GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time. This MD&A discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, and Adjusted Net Income.

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, other income, and gains or losses related to the sale of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and you should therefore not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the unaudited interim consolidated financial statements, we chose to use the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. The significant impact in prior years related to this change in accounting estimate ended in the fourth quarter of fiscal 2015. Although this will no longer have a significant impact on our fiscal 2016 financial results, we will continue to use Adjusted Revenue and Adjusted Gross Margin for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not affected by the change in accounting estimate related to revenue recognition.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net (Loss) Income to the most directly comparable GAAP measures: revenue, gross margin and net (loss) income.

The following table sets forth the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin in millions of dollars.

	Three months ended June 30,
	2015	2014
Adjusted Revenue
Revenue	$98.7	$137.5
Deferred revenue recognized—accelerated amortization	—	(16.3)
Net change on remaining deferred revenue	(1.0)	1.6

Adjusted Revenue	$97.7	$122.8

Adjusted Gross Margin
Gross margin	$36.3	$62.9
Deferred revenue recognized—accelerated amortization	—	(16.3)
Net change on remaining deferred revenue	(1.0)	1.6

Adjusted Gross Margin	$35.2	$48.1

The following table shows the reconciliations of net (loss) income to Adjusted Net (Loss) Income and Adjusted EBITDA in millions of dollars and basic and diluted (loss) earnings per share to Adjusted Net (Loss) Income per share.

	Three months ended June 30,
	2015	2014
Net (loss) income	$(2.2)	$12.1
Adjustments to net (loss) income
Amortization of intangible assets	0.0	0.0
Foreign exchange gain	(2.0)	(4.6)
Change in deferred revenue(1)	(1.0)	(14.7)
Stock-based compensation	1.1	1.2
Costs of restructuring	0.2	2.3
Gain on liquidation of foreign subsidiary(2)	—	(0.4)
Gain on sale of long-lived assets	—	(0.1)

	(1.6)	(16.3)
Tax impact on adjustments(3)	(0.2)	(3.9)

Adjustments to net (loss) income, net of tax	(1.5)	(12.5)

Adjusted Net (Loss) Income	$(3.7)	$(0.3)
Additional adjustments to net (loss) income
Income tax (recovery) expense(4)	(2.9)	0.8
Depreciation in cost of sales	1.0	1.7
Depreciation of property and equipment	2.5	3.1
Interest expense	4.7	5.1
Other income(2)	(0.1)	(0.1)

Adjusted EBITDA	$1.4	$10.3

As a percent of revenue(5)	1.5%	8.4%
Adjusted Net (Loss) Income per share
(Loss) earnings per share—basic	$(0.02)	$0.10
Adjustments to net (loss) income, net of tax, per share	(0.01)	(0.10)

Adjusted Net (Loss) Income per share—basic	$(0.03)	$(0.00)

(Loss) earnings per share—diluted	$(0.02)	$0.10
Adjustments to net (loss) income, net of tax, per share	(0.01)	(0.10)

Adjusted Net (Loss) Income per share—diluted	$(0.03)	$(0.00)

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)	Included in Other income in the consolidated statements of operations.
(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(4)

Income tax (recovery) expense of $(2.7) million for the 3 months ended June 30, 2015 (2014 – $4.7 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $(0.2) million for the 3 months ended June 30, 2015 (2014 – $3.9 million).

(5)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended June 30, 2015. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares and per share amounts.

	2016	2015				2014
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$98.7	$99.6	$126.6	$129.2	$137.5	$124.2	$158.0	$151.1
Gross margin	36.3	49.4	57.1	62.5	62.9	52.2	67.7	62.8
Net (loss) income	(2.2)	(9.6)	9.3	12.3	12.1	(3.6)	4.0	10.8
(Loss) earnings per share
Basic	$(0.02)	$(0.08)	$0.08	$0.10	$0.10	$(0.03)	$0.03	$0.09
Diluted	$(0.02)	$(0.08)	$0.07	$0.10	$0.10	$(0.03)	$0.03	$0.09
Non-GAAP measures:
Adjusted Revenue	$97.7	$84.4	$110.7	$113.5	$122.8	$108.7	$143.4	$150.4
Adjusted Gross Margin	35.2	34.1	41.3	46.8	48.1	36.7	53.1	62.1
Adjusted EBITDA	1.4	0.4	10.4	13.3	10.3	3.2	19.2	24.5
Adjusted Net (Loss) Income	(3.7)	(6.3)	1.6	5.1	(0.3)	(5.8)	9.0	7.2
Adjusted Net (Loss) Income per share
Basic	$(0.03)	$(0.05)	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06
Diluted	$(0.03)	$(0.05)	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

Liquidity and Capital Resources

As of June 30, 2015, we held cash and cash equivalents of $36 million. Our primary source of cash flow is generated from sales of interactive displays, related attachment products, software and services. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of June 30, 2015, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $4.0 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$104.6 million

We currently hold a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) and a four-year, $50 million asset-based loan credit facility (the “ABL”). The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will amortize at 7.5% per annum during the first two-and-a-half years and 10% in the last two years. The ABL bears interest at LIBOR plus 2.5% and was undrawn as of June 30, 2015. We have outstanding letters of credits totaling $1 million as of June 30, 2015. These letters of credits were undrawn as of June 30, 2015; however, they reduce the amount available to us under the ABL.

All debt and credit facilities are denominated in U.S. dollars.

The following table shows a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

	Three months ended June 30,
	2015	2014
Net cash used in operating activities	$(15.0)	$(9.9)
Net cash used in investing activities	$(1.3)	$(2.8)
Net cash used in financing activities	$(2.6)	$(2.5)

Net Cash Used in Operating Activities

The increase in net cash used in operating activities was primarily due to a net increase in period-over-period working capital and lower operating income. The increase in working capital in the first quarter of fiscal 2016 was primarily related to increasing inventory and trade receivables offset by increases in accounts payable and accrued and other liabilities.

Net Cash Used in Investing Activities

The decrease in net cash used in investing activities was due to lower capital expenditures in the first quarter of fiscal 2016 compared to the same period in fiscal 2015.

Net Cash Used in Financing Activities

In the first quarter of fiscal 2016 and fiscal 2015, we repaid $2 million of our Term loan and capital lease obligation.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2015.

	12 months ended June 30,
	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2.5	$2.2	$2.2	$2.0	$1.5	$10.3
Capital lease	4.8	4.8	4.9	5.2	78.1	97.7
Long-term debt	10.9	12.5	85.2	—	—	108.6
Future interest obligations on long-term debt	11.2	9.9	5.2	—	—	26.3
Purchase commitments	60.0	3.4	2.9	—	—	66.2

Total	$89.4	$32.7	$100.3	$7.2	$79.5	$309.1

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

Long-term debt commitments represent the minimum principal repayments and interest payments required under our long-term debt and credit facilities.

Our purchase commitments are for finished goods from contract manufacturers, certain information systems management and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2015. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Legal Proceedings

We are involved in various claims and litigation from time to time arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of June 30, 2015, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the three months ended June 30, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange gain on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rate. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. We currently have not entered into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and purchase commitments, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2015 audited consolidated financial statements, except as disclosed in Note 1–Basis of presentation and significant accounting policies in the consolidated financial statements for the three months ended June 30, 2015.